FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 03, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Moscow, Russia — May 03, 2011 — Wimm-Bill-Dann Foods OJSC today announced the appointment of Dmitry Ivanov as its Chief Executive Officer effective as of May 2, 2011. Dmitry will report to Ramon Laguarta, PepsiCo President Eastern Europe Region and head of the board of directors of Wimm-Bill-Dann Foods OJSC. As previously announced, Tony Maher has stepped down as Chief Executive Officer of the company effective as of May 1, 2011, following the successful conclusion of the acquisition of Wimm-Bill-Dann Foods by PepsiCo.

Dmitry Ivanov has served as Chief Financial Officer of Wimm-Bill-Dann Foods since he joined the company in May 2008. Before joining Wimm-Bill-Dann, between 2003 and 2008 Dmitry served as first vice president, Finance and Investments, at Sitronics, a public company within the Sistema Group. Dmitry graduated from the St. Petersburg Shipbuilding University in 1991 and holds an MBA from Vlerick Leuven Gent Management School.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	CEO
Wimm-Bill-Dann Foods OJSC

Date: May 03, 2011